Exhibit 1.2
CDC Corporation reports revenues of US$64.6 million for Q2 2005, up 44% year-on-year
Year-on-Year US GAAP
•	Total revenue rose 44% to US$64.6 million from US$44.9 million in Q2 2004

•	Gross profit increased 39% to US$36.0 million from US$25.9 million in Q2 2004

•	Gross margin was 56%, and was 58% in Q2 2004

•	Income before taxes was US$2.9 million compared to a loss before taxes of US$0.5 million in Q2 2004

•	Net income was US$36,000 compared to a net loss of US$2.0 million in Q2 2004
Year-on-Year Non-GAAP *
•	Non-GAAP net income was US$5.4 million compared to Non-GAAP net income of US$2.7 million in Q2 2004

•	Non-GAAP net cash and cash equivalents, net of total debt, were US$220.6 million at June 30th, 2005
[Hong Kong, August 19th, 2005] CDC Corporation (NASDAQ: CHINA; www.cdccorporation.net) today announced its unaudited financial results for the second quarter of 2005 under US GAAP.
Second Quarter 2005
The company reported revenues of US$64.6 million, an increase of 44% from US$44.9 million in Q2 2004. Second quarter 2005 gross profit was US$36.0 million, up 39% from US$25.9 million in Q2 2004. Gross margin was 56% compared to 58% in Q2 2004. Operating income was US$1.2 million compared to an operating loss of US$2.0 million in Q2 2004. Income before taxes was US$2.9 million compared to a loss before taxes of US$0.5 million in Q2 2004. Net income was US$36,000 compared to a net loss of US$2.0 million in Q2 2004. Basic earnings per share was less than 1 US cent compared to loss per share of 2 US cents in Q2 2004.
Total software revenue in Q2 2005 was US$42.5 million, up 76% from US$24.1 million in Q2 2004 due significantly to the company’s acquisition of Ross Systems in August 2004. Software license revenues for Q2 2005 were US$10.7 million, or 25% of total software revenues for the quarter. Software services and maintenance revenues were US$31.8 million, or 75% of total software revenues for the quarter. The geographic breakdown for software revenues were 49% in North America, 40% in Europe, and 10% in Asia Pacific.
Total mobile services and applications (“MVAS”) revenue for Q2 2005 was US$8.6 million, up 18% from US$7.3 million in Q1 2005 and up 13% from US$7.6 million in Q2 2004. In Q1 2005, the company changed the presentation for its MVAS revenue from a net basis (excluding the portion of the MVAS revenue paid to the mobile operators) to a gross basis (including the portion of the MVAS revenue paid to the mobile operators) in response to significant changes in operations of the MVAS business in China. As a result, the 2004 historical MVAS revenue amounts are presented on a net basis while 2005 amounts are presented on a gross basis. Total Q2 2004 MVAS revenue on a gross basis would have been $10.3 million. SMS-based MVAS revenue for Q2 2005 was US$5.0 million, down 43% from Q2 2004 on a gross basis. Revenue from advanced mobile products for Q2 2005 was US$4.0 million, up 85% from US$2.2 million in Q2 2004 on a gross basis.
Operating expenses totaled US$34.8 million, an increase of 24% from US$28.0 million reported in Q2 2004. The year-on-year increase in operating expenses is partially due to the company’s acquisition of Ross Systems and the consolidation of its results, including its operating expenses, since such time.

As of June 30th, 2005, the company had approximately 111 million common shares outstanding.
In order to improve its long term financial results, the company has recently embarked upon a strategic evaluation of its businesses and will take steps that may include the standardization of certain policy and procedures, reduction of operating expenses, incurrence of charges such as restructuring charges, additional investment, impairment of assets and discontinuation of operations together with the attendant gains or losses from such impairments or disposals. These initiatives may result in a near term adverse effect on the financial results of the company.
Company Highlights
•	Ross Systems, the company’s enterprise software solutions subsidiary, reported its highest quarterly total revenue in five years. Ross added 14 new customers during the quarter, including nine new international customers and several key Life Science industry wins. The subsidiary achieved “Microsoft Gold Partner” status for the iRenaissance suite. Five customers purchased the subsidiary’s Enterprise Performance Management (“EPM”) suite within the first 90 days of launch at the end of the first quarter.

•	Pivotal, the company’s customer relationship management (“CRM”) software subsidiary, added 24 new customers during the quarter, and more than 50 existing customers made additional purchases in the quarter. Pivotal’s financial services vertical had a particularly strong quarter. In May, the company released Pivotal Medical Devices, a new CRM system specifically for the medical device community and TecHome Builder Magazine named the company’s front office home builder product line as the “High Impact Product of the Year.”

•	IMI, the company’s supply chain, warehouse and order management software subsidiary, released two products during the second quarter. IMI Order 9.1, built upon service oriented architecture, employs web services to offer a new set of graphical customer service workbenches that provide key business parameters and customer, product and order statistical information. The new release of IMI Warehouse Management System 5.0 contained enhancements such as production monitoring and dynamic slotting. The subsidiary also launched a new prospect, customer and partner website at www.imiamericas.com.

•	CDC Software Asia Pacific, the company’s enterprise software sales and marketing subsidiary for the region, achieved “Microsoft Gold Partner” status in China and Japan. The subsidiary continued to gain traction in the Japan market and opened a Technical Support Center in Tokyo.

•	Praxa, the company’s Australian business services subsidiary, added several new customer engagements in Q2 2005 and signed a significant 18-month support contract with its existing customer, Australia Post.

•	The company’s mobile applications business posted its second-straight quarter of revenue improvements as its more balanced portfolio of SMS and advanced mobile products, including Interactive Voice Response (“IVR”), Wireless Application Protocol (“WAP”) and Multimedia Messaging Services (“MMS”), continues to gain traction in China. Advanced mobile product revenues on a gross basis for all periods, which include WAP, IVR and MMS products, in Q2 2005 were 45% of total MVAS revenues as compared to 20% in Q2 2004 and 42% in Q1 2005.

•	The company’s portal, www.china.com, continued to boost page views and advertising revenue in Q2 2005 chiefly from enhanced content. Since the end of the quarter, China.com Inc. announced three high-profile exclusive partnerships with English Premiere League football clubs Arsenal, Liverpool and Manchester United. All three global sports brands have appointed the subsidiary as the exclusive partner and provider of Internet and mobile applications and services for China and Taiwan, and the exclusive partner and provider of Internet applications and services for Hong Kong and Macau. The official Chinese online destination for all three clubs will be operated, hosted and promoted by the portal, www.china.com.

•	In mid-July and following the successful open beta test period in Q2 2005, 17game, the online game business in China which is 48%-owned by China.com Inc., commercially launched “Yulgang.” The peak concurrent users have hit 160,000 and there are now over 6.0 million registered users. Management expects continued peak concurrent user growth in the second half of 2005.

“ The company is pleased with the revenue achievements from our software subsidiaries and the strong customer and industry acceptance of our products such as Ross Systems’ EPM and Pivotal’s Financial Services and Home Building offerings. We are encouraged by the progress of the company’s initial sales infrastructure build out in Japan,” said Executive Chairman and CEO, Dr. Raymond Ch’ien.
Ch’ien continued, “On the mobile services front, we are pleased with revenue gains and expect growth in the second half of 2005 as the company rolls out more 2.5G mobile products. We have made positive strides in improving our portal websites with deep specialized content and in establishing solid exclusive strategic partnership agreements with global sporting super brands like Manchester United, Arsenal and Liverpool. We expect traffic gains at the portals to attract more online advertising spend in the coming quarters.”
* Non-GAAP Financial Measures
To supplement the financial measures prepared in accordance with United States generally accepted accounting principles (“GAAP”), the company uses non-GAAP financial measures for net income and other line items, which are adjusted from results based on GAAP. These non-GAAP measures are provided to enhance the user’s overall understanding of the company’s current financial performance and its prospects for the future. The company believes the non-GAAP results provide useful information to both management and investors. All references to non-GAAP in this press release should be read in conjunction with the more detailed financial statements included at the end of this press release.
In particular, the adjusted income presentation below may be useful for investors to assess the impact of recent acquisitions and non-recurring events. The adjusted cash presentation below may be useful to assess the company’s liquidity. Although the company continues to report GAAP results to investors, it believes the inclusion of non-GAAP financial measures provides further clarity in its financial reporting. These non-GAAP financial measures may be different from non-GAAP financial measures used by other companies, and should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP measures. The non-GAAP financial measures included in this press release have been reconciled to the nearest GAAP measures.

Reconciliation From GAAP Results to Non-GAAP Results:
(In US$ Thousands, except per share data)	Q2 2004	Q2 2005
GAAP net income/ (loss)	(2,041)	36

Add back revenue impact of deferred maintenance revenue write down related to the acquisition of subsidiaries	946	204

Add back amortization of purchased intangibles related to the acquisition of subsidiaries	2,277	3,327

Add back stock compensation expenses related to the acquisition of subsidiaries	827	272

Add back deferred tax impact related to the acquisition of subsidiaries	(954)	1,538

Add back litigation provision	1,613	—

Non-GAAP net income	2,668	5,377

Non-GAAP basic earnings per share	0.026	0.048

Weighted average no. of shares	104,252,061	110,988,609

Reconciliation of GAAP Cash and Cash Equivalents to Non-GAAP Cash and Cash Equivalents
(In US$ Thousands)	Q1 2005	Q2 2005
Cash and cash equivalents	77,829	73,859

Add restricted cash	3,845	3,738

Add debt securities	173,254	169,531

Less total debt	(28,886)	(26,506)

Non-GAAP cash and cash equivalents, net of total debt	226,042	220,622

Unaudited and Preliminary Financial Information
The financial information included in this press release is unaudited and preliminary. The quarterly financial information included herein is subject to adjustment pending the completion of the 2005 full year audit by the company’s independent registered public accounting firm, Ernst & Young. Adjustments to the Q2 financial statements and information may be identified when the 2005 full year audit work is completed, which could result in significant changes which may need to be made to the company’s preliminary Q2 unaudited financial information set forth in this press release. The 2005 audited consolidated financial statements and related notes will be included in the company’s Annual Report on Form 20-F for the year ending December 31st, 2005.
Conference Call
CDC Corporation will hold a conference call to review its second quarter 2005 results at 9:00 am EDT on Friday, August 19th, 2005 (9:00 pm on August 19th, 2005 — Hong Kong time). Investors can call:

USA and CANADA Toll Free Number:	+1-877-692-2592
INTERNATIONAL Toll Number:	+1-973-582-2700
The call leader is Dr. Raymond Ch’ien. Alternatively, the conference call can be heard via the Internet at:
http://Phx.corporate-ir.net/phoenix.zhtml?p=irol-eventDetails&c=78433&eventID=987204
Instant Replay
For those unable to call in or listen to the live broadcast via the web, a replay will be available after the call at www.cdccorporation.net under INVESTOR RELATIONS or via Instant Replay by calling INTERNATIONAL Toll Number: 973-341-3080, US and CANADA Toll Free Number: 877-519-4471, Passcode: 6320221. The instant replay will be available until September 5th, 2005.
About CDC Corporation
CDC Corporation (NASDAQ: CHINA) is focused on enterprise software, business services, mobile applications and internet media. The company has approximately 2,000 employees with operations in 17 countries.
For more information about CDC Corporation, please visit the website http://www.cdccorporation.net
Cautionary Note Regarding Forward-Looking Statements
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements relating to the effect on the financial results of the company resulting from the strategic evaluation of its businesses and the measures taken in connection therewith, market acceptance of Ross’ EPM suite, Pivotal’s Medical Devices system, and IMI’s order management and warehouse management products, growth of CDC Software Asia Pacific in the Japan market, the continued ability of the portal to boost page views and advertising revenue, the ability of the partnerships with Arsenal, Liverpool and Manchester United to increase traffic content and online advertising spend for the portal, the mobile applications business’s ability to transform from a SMS focused service provider to a provider of a more balanced portfolio of services on other platforms, expectations of revenue gains and growth in the mobile services business as the company rolls out more 2.5G mobile products, and expected growth in the number of concurrent players for the Yulgang online game. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: (a) the ability to realize strategic objectives by taking advantage of market opportunities in targeted geographic markets; (b) the ability to make changes in business strategy, development plans and product offerings to respond to the needs of current, new and potential customers, suppliers and strategic partners; (c) the ability to integrate operations or new acquisitions in accordance with the company’s business strategy; (d) the effects of restructurings and rationalization of operations; (e) the ability to address technological changes and developments including the development and enhancement of products; (f) the ability to develop and market successful products and services on the WAP, IVR and MMS platforms; (g) the entry of new competitors and their technological advances; (h) the need to develop, integrate and deploy enterprise software applications to meet customer’s requirements; (i) the possibility of development or deployment difficulties or delays; (j) the dependence on customer satisfaction with the company’s software products and services; (k) continued commitment to the deployment of the enterprise software solutions; (l) risks involved in developing software solutions and integrating them with third-party software and services; (m) the continued ability of the company’s enterprise software solutions to address client-specific requirements; (n) demand for and market acceptance of new and existing enterprise software and services and the positioning of the company’s solutions; and (o) the ability of staff to operate the enterprise software and extract and utilize information from the company’s enterprise software solutions. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2004 on Form 20-F filed on June 30, 2005. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.
For further information, please contact:

Media Relations	Investor Relations
Anne Yu, VP Corporate Planning	Craig Celek, VP Investor Relations
Tel: (852) 2237 7020	Tel : 1 (212) 661 2160
Fax: (852) 2571 0410	Fax : 1 (646) 827 2421
e-mail: media@cdccorporation.net	e-mail : craig.celek@cdccorporation.net

CDC Corporation
Consolidated Statement of Operations
(Amounts in thousands of U.S. dollars, except per share data)

	Three months ended,	Three months ended,
	June 30, 2004	June 30, 2005
	(unaudited) (*)	(unaudited)
Revenues
Software	24,142	42,535
Business services	10,383	10,218
Mobile services and applications	7,580	8,585
Advertising and marketing activities	2,754	3,245

	44,859	64,583

Cost of revenues
Software	(9,317)	(16,081)
Business services	(6,858)	(6,952)
Mobile services and applications	(1,651)	(4,250)
Advertising and marketing activities	(1,120)	(1,322)

	(18,946)	(28,605)

Gross profit	25,913	35,978
Gross margin %	58%	56%

Selling, general and administrative expenses	(20,503)	(25,651)
Research and development expenses	(4,549)	(5,037)
Depreciation and amortization expenses	(2,906)	(4,110)

	(27,958)	(34,798)

Operating income/(loss)	(2,045)	1,180

Interest income	2,403	2,103
Interest expense	(492)	(274)
Gain on disposal of available-for-sale securities	47	—
Impairment of available-for-sale securities	(373)	—
Gain/(loss) on disposal of subsidiaries and investments	(29)	338
Share of losses in equity investees	—	(489)

Income/(loss) before income taxes	(489)	2,858

Income taxes expenses	(883)	(2,201)

Income/(losses) before minority interests	(1,372)	657

Minority interests in income of consolidated subsidiaries	(583)	(640)

Income/(losses) from continuing operations	(1,955)	17

Discontinued operations
Income/ (loss) from operations	(86)	22
Loss from disposals	—	(3)

Net income/(losses)	(2,041)	36

Basic earnings/ (losses) per share	(0.020)	0.000

Diluted earnings/ (losses) per share	(0.020)	0.000

Weighted average number of shares	104,252,061	110,988,609
Diluted number of shares	104,252,061	111,322,902

Reconciliation from GAAP results to non-GAAP results:

GAAP net income/ (loss)	(2,041)	36

Add back revenue impact of deferred maintenance revenue write down related to the acquisition of subsidiaries	946	204
Add back amortization of purchased intangibles related to the acquisition of subsidiaries	2,277	3,327
Add back stock compensation expenses related to the acquisition of subsidiaries	827	272
Add back deferred tax impact related to acquisition of subsidiaries	(954)	1,538
Add back litigation settlement	1,613	—

Net income — non-GAAP	2,668	5,377

Basic earnings per share — non-GAAP	0.026	0.048

(*)	The unaudited statement of operations for the quarter ended June 30, 2004 has been adjusted to reflect year-end audit adjustments affecting the quarter. Such adjustments were primarily related to purchase accounting.

CDC Corporation
Consolidated Balance Sheets
(Amounts in thousands of U.S. dollars)

	March 31,	June 30,
	2005	2005
	(unaudited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	77,829	73,859
Restricted cash	3,845	3,738
Accounts receivable	42,163	44,464
Deposits, prepayments and other receivables	10,712	11,045
Available-for-sale debt securities	140,979	137,006
Restricted debt securities	32,275	32,525
Available-for-sale equity securities	552	537
Deferred tax assets	846	560
Property held for sale	3,151	—

Total current assets	312,352	303,734

Loan receivables	25,000	25,000
Interest receivables	1,063	1,250
Property and equipment, net	7,352	7,123
Goodwill	189,994	188,667
Intangible assets	78,926	78,549
Investment in equity investees	3,647	2,829
Investments under cost method	229	220
Deferred tax assets	—	29
Other assets	4,376	4,798

Total assets	622,939	612,199

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	12,116	13,240
Other payables	3,091	4,179
Purchase consideration payable	15,147	2,816
Accrued liabilities	33,024	32,926
Accrued pension liability	871	780
Short-term loans	27,368	26,506
Long-term bank loans, current portion	1,518	—
Deferred revenue	35,780	35,800
Income tax payable	2,732	3,044
Deferred tax liabilities	—	4

Total current liabilities	131,647	119,295

Deferred tax liabilities	4,838	4,487
Other liabilities	369	372
Accrued pension liability	1,283	1,088
Minority interests	47,804	48,601

Shareholders’ equity:
Share capital	28	28
Additional paid-in capital	674,258	674,926
Treasury stock	(4,067)	(4,032)
Accumulated deficits	(233,172)	(233,136)
Accumulated other comprehensive income	(49)	570

Total shareholders’ equity	436,998	438,356

Total liabilities and shareholders’ equity	622,939	612,199

Number of outstanding shares	110,965,246	111,108,996